Exhibit 99.1

Sundial Announces Concentrates Licence Agreement with Simply Solventless

CALGARY, AB, Dec. 28, 2020 /CNW/ - Sundial Growers Inc. (NASDAQ: SNDL) ("Sundial" or the "Company"), announced today that it has entered into a licence agreement (the "Agreement") with Simply Solventless Concentrates Ltd. ("SSC") (jointly "the Parties") for the processing and manufacturing of a suite of solventless cannabis concentrates products by Sundial in its Rocky View facility using SSC's intellectual property. The Agreement will enable Sundial to utilize its Rocky View asset, while enhancing its focus on producing premium inhalables.

The new agreement also provides the Company the opportunity to leverage SSC's knowledge and expertise regarding concentrates manufacturing with an expanded line of products.

"As part of our continued cost and process optimization initiatives, we are pleased to enter into a licensing agreement with SSC that includes a non-binding purchase agreement to sell the Rocky View facility," said Andrew Stordeur, President and Chief Operating Officer of Sundial. "We believe that this collaboration with SSC will improve our returns on invested capital and provide consumers with an excellent addition to our portfolio of cannabis products."

"Simply Solventless is thrilled to be working with Sundial to provide a portfolio of pure, potent, terpene-rich solventless concentrates across Canada," added Jeff Swainson, President and Chief Executive Officer of SSC. "From old school hash to live rosin, our premium solventless concentrates are hand crafted to captivate even the most discerning of consumers."

Under the Agreement, SSC will receive a royalty on the sale of products manufactured using the SSC brand and technology. SSC will supply the non-cannabis materials to produce SSC concentrate products, in addition to paying Sundial a monthly administration fee. A minimum of 75% of the cannabis materials required for the processing and manufacturing of SSC products will be cultivated by Sundial unless such inventory is unavailable.

The parties are working diligently to enter into definitive agreements for the sale of the Rocky View asset for $5 million, pending completion of due diligence, final negotiation of definitive agreement terms and Health Canada licensing approval. It is the intention of the Parties to enter into these agreements as soon as practicable.

Sundial expects to scale the distribution of SSC products across the country, with the first SSC products targeted to be in stores in the second quarter of 2021. With SSC's support, Sundial will utilize its craft at scale approach to produce and package the cannabis concentrate products, while leveraging its established sales and distribution infrastructure to get the products to market with speed and scale.

About Sundial Growers Inc.

Sundial is a public company with Common Shares traded on Nasdaq under the symbol "SNDL".

Sundial is a licensed producer that crafts cannabis using state-of-the-art indoor facilities. Our 'craft-at-scale' modular growing approach, award-winning genetics and experienced master growers set us apart.

Our Canadian operations cultivate small-batch cannabis using an individualized "room" approach, with 448,000 square feet of total space.

Sundial's brand portfolio includes Top Leaf, Sundial Cannabis, Palmetto and Grasslands. Our consumer-packaged goods experience enables us to not just grow quality cannabis, but also to create exceptional consumer and customer experiences.

We are proudly Albertan, headquartered in Calgary, AB, with operations in Olds, AB, and Rocky View County, AB.

Forward-Looking Information Cautionary Statement

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"), including, but not limited to, statements regarding the Company's future strategic initiatives including the potential sale of its Rocky View facility, the Company's operational goals and demand for the Company's products.  Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "likely", "outlook", "forecast", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Please see the risk factors identified in the Company's filings with the U.S. Securities and Exchange Commission, including those identified in the Company's Annual Report on Form 20-F, for a discussion of the material risks that could cause actual results to differ materially from the forward-looking information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

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SOURCE Sundial Growers Inc.

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%CIK: 0001766600

For further information: Sophie Pilon, Corporate Communications, Sundial Growers Inc., O: 1.587.327.2017, C: 1.403.815.7340, E: spilon@sundialgrowers.com; Jeff Swainson, President and Chief Executive Officer, Simply Solventless Concentrates Ltd., C: 1.403.796.3640, E: jeff@simplysolventless.ca

CO: Sundial Growers Inc.

CNW 06:00e 28-DEC-20